Exhibit 99.2

ABITS GROUP INC

CONSOLIDATED BALANCE SHEETS

		As of	As of
	Note	June 30, 2025 (Unaudited)	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents		$145,143	$1,118,929
Receivable and other receivables		492,791	398,707
Accounts prepaid		50,000	160,000
Total current assets		687,934	1,677,636

Digital assets	1	1,964,090	257,753
Property, equipment and vehicles	2	10,844,606	9,435,908

TOTAL ASSETS		13,496,630	11,371,297

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Other payables and accruals		$845,206	$990,346
Loan	3	2,625,000	-
Total Liabilities		3,470,206	990,346
Stockholders’ Equity
Preferred stock, $0.01515 par value, authorized; 3,333,333 shares, 333,333 shares issued and outstanding as of June 30, 2025 and December,31 2024		$5,050	$5,050
Common stock, $0.015 par value, authorized: 10,000,000 shares. Issued and outstanding: 2,370,139 shares as of June 30, 2025 and December,31, 2024		35,554	35,554
Additional paid-in capital		89,290,193	89,290,193
Accumulated deficit		(79,158,170)	(78,803,383)
Accumulated other comprehensive income		(146,203)	(146,463)
Total Shareholders’ Equity		10,026,424	10,380,951
Total Liabilities and Shareholders’ Equity		$13,496,630	$11,371,297

F-1

ABITS GROUP INC

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Six Months Ended	Six Months Ended
	Note	June 30, 2025	June 30, 2024
Revenue	4	$3,995,558	$3,669,627
Direct costs of revenue		(1,856,866)	(1,647,732)
Profit from operations		2,138,692	2,021,895
General and administrative expenses		(1,133,589)	(1,119,138)
Depreciation		(1,619,905)	(1,274,029)
Fair value changes of digital assets		364,800	357,308
Loss before interest and taxes		(250,002)	(13,964)
Interest expense	3	(90,000)	-
Loss before tax		(340,002)	(13,964)
Income taxes		(14,785)	-
Loss after tax		(354,787)	(13,964)
Foreign exchange adjustment		260	(17,382)
Comprehensive loss for the period		$(354,527)	$(31,346)

Basic and diluted loss per ordinary share		$(0.15)	$(0.013)
Basic and diluted average number of ordinary shares outstanding		2,370,139	2,370,139

F-2

ABITS GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES TO STOCKHOLDERS’ EQUITY

							Accumulated
	Preferred Shares		Ordinary Shares		Additional paid-in	Accumulated	other comprehensive
	Number	Amount	Number	Amount	capital	deficit	income	Total

Balance, December 31, 2023	333,333	5,050	2,370,139	35,554	89,290,193	(77,893,723)	(124,414)	11,312,660
Net loss for the year	-	-	-	-	-	(909,660)	-	(909,660)
Foreign exchange adjustment	-	-	-	-	-	-	(22,049)	(22,049)
Balance, December 31, 2024	333,333	5,050	2,370,139	35,554	89,290,193	(78,803,383)	(146,463)	10,380,951
Net loss for the period	-	-	-	-	-	(354,787)	-	(354,787)
Foreign exchange adjustment	-	-	-	-	-	-	260	260
Balance, June 30, 2025	333,333	5,050	2,370,139	35,554	89,290,193	(79,158,170)	(146,203)	10,026,424

F-3

ABITS GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended	For the Six Months Ended
	June 30, 2025	June 30, 2024
Net loss for the period	$(354,787)	$(13,964)
Adjustment to reconcile cash used in operating activities:
Depreciation of property, equipment and vehicles	1,619,905	1,274,028
Changes in operating assets and liabilities:
Receivables, other receivables and prepaid	15,916	403,544
Other payable and accruals	(145,140)	(84,909)
Digital assets	(1,706,337)	(352,026)
Net cash (used in)/generated from operating activities	(570,443)	1,226,673

Cash from Investing activities:
Purchase of property, equipment and vehicles	(3,028,603)	(1,696,907)
Net cash used in investing activities:	(3,028,603)	(1,696,907)
Cash from financing activities:
Loan from a third party	3,000,000	-
Repayments of loan	(375,000)	-
Net cash generated from financing activities	2,625,000	-
Effect of exchange rates on cash and cash equivalents	260	(17,382)
Net decrease in cash and cash equivalents	(973,786)	(487,616)
Cash and cash equivalents, beginning of period	1,118,929	884,199
Cash and cash equivalents, end of period	$145,143	$396,583

See accompanying notes to consolidated financial statements

F-4

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Digital assets

	June 30, 2025		December 31, 2024
BTC	Number	Value	Number	Value
Stock of bitcoins at the beginning of the year	2.58	246,136	16.41	693,389
Mined during the year	40.27	3,859,668	100.55	6,570,519
Exchanged for USD	(23.54)	(2,180,105)	(97.59)	(6,360,675)
Exchanged for USDT	(3.61)	(326,409)	(16.79)	(1,180,595)
Change in fair value of Bitcoin	-	364,800	-	523,498
Stock of bitcoins at the end of the year	15.70	$1,964,090	2.58	$246,136

USDC (one unit = one dollar)
Balance brought forward:	-	-	-	320,458
Exchange for USD	-	-	-	(45,168)
Exchange for USDT	-	-	-	(5,437)
Procurement of equipment and expenses	-	-	-	(269,853)
Balance carried forward:	-	-	-	-

USDT (one unit = one dollar)
Balance brought forward:	-	11,617	-	180,310
Proceeds from exchange of USD and USDC	-	2,381,843	-	421,254
Proceeds from exchange of bitcoins	-	326,409	-	1,180,595
Procurement of equipment and expenses	-	(2,719,869)	-	(1,770,542)
Proceeds from sale of used equipment	-	-	-	-
Balance carried forward:	-	-	-	11,617

	-	$1,964,090	-	$257,753

F-5

2. Property, equipment and vehicles

Cost:	Land	Plant	Equipment	Vehicles	Total

Balance, January 1, 2025	$1,896,291	$2,384,687	$8,127,643	$133,308	$12,541,929
Additions	-	128,390	2,900,215	-	3,028,605
Balance, June 30, 2025	$1,896,291	$2,513,077	$11,027,858	$133,308	$15,570,534

Depreciation:
Balance, January 1, 2025		$526,079	$2,458,739	$121,205	$3,106,023
Charge for the period		243,477	1,364,325	12,103	1,619,905
Balance, June 30, 2025	-	$769,556	$3,823,064	$133,308	$ 4,725,928
Net book value:
Balance, January 1, 2025	$1,896,291	$1,858,609	$5,668,904	$12,103	$9,435,907

Balance, June 30, 2025	$1,896,291	$1,743,521	$7,204,794	-	$10,844,606

3. Loan and interest expense

In March 2025, the Company took a loan of $ 3.0 million, with interest at a simple rate of 12% per annum. The loan is repayable in 24 equal instalments and is secured on all the assets of the Company’s mining site at Duff, Tennessee. The interest expense for the period to June 30, 2025 is $90,000 (2024: Nil.

4. Revenue

	2025-1H	2024-1H

Bitcoin Operations (1)	3,859,669	3,669,236
Hosting income from third parties (2)	135,889	-
	3,995,558	3,669,236

(1) The output of bitcoins during the first half year of 2025 is 40.27 coins (2024-1H:61.53 coins).

(2) The Company began providing hosting services to third parties and charging a service fee from July 1, 2024.

F-6